UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                      to

Commission file number 1-12080

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

2005 Non-Qualified Employee

Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Properties, Inc

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

POST PROPERTIES, INC.

2005 NON-QUALIFIED EMPLOYEE

STOCK PURCHASE PLAN

All financial statement schedules are omitted because they are either not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Post Properties, Inc.

2005 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan as of December 31, 2012 and 2011, and its income and changes in plan equity for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

March 1, 2013

POST PROPERTIES, INC.

2005 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2012	2011
PLAN ASSETS
Receivable from Post Apartment Homes, L.P	$410,928	$408,908

LIABILITIES
Obligation to purchase Post Properties, Inc. common stock and issue refunds	410,928	408,908

PLAN EQUITY	$—	$—

See notes to financial statements.

POST PROPERTIES, INC.

2005 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year ended December 31,
	2012	2011	2010
ADDITIONS:
Participant contributions	$834,109	$703,765	$644,931

DEDUCTIONS:
Purchases of Post Properties, Inc. common stock and refunds to Plan participants	(832,089)	(670,343)	(618,631)
Change in obligation to acquire Post Properties, Inc. common stock and issue refunds	(2,020)	(33,422)	(26,300)

PLAN EQUITY AT END OF YEAR	$—	$—	$—

See notes to financial statements.

POST PROPERTIES, INC.

2005 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

Post Properties, Inc. (the “Company” or “Post”) established the 2005 Non-Qualified Employee Stock Purchase Plan (the “Plan”) to encourage stock ownership by eligible directors and employees. The Plan is administered by the Executive Compensation and Management Development Committee of the Company’s Board of Directors.

The financial statements have been prepared using the accrual basis of accounting. All expenses incurred in the administration of the Plan are paid by the Company and are excluded from these financial statements.

All contributions to the Plan are held as general assets of Post Apartment Homes, L.P., the Company’s primary operating subsidiary (the “Operating Partnership”). At December 31, 2012, the Plan’s asset reflects a receivable from the Operating Partnership for plan contributions made in the second half of the year. The Plan’s liability reflects the Plan’s obligation to purchase Post common stock and issue refunds with such assets. On the statements of income and changes in plan equity, the change in the obligation to acquire Post Properties, Inc. common stock and issue refunds represents the accrual basis increase/decrease in the receivable from the Operating Partnership.

NOTE 2 — THE PLAN

The Plan became effective as of January 1, 2005, replacing the Company’s 1995 Employee Stock Purchase Plan which was terminated in December 2004. Under the Plan, eligible participating employees and directors of the Company can purchase shares of the Company’s common stock at a discount (up to 15% as set by the Executive Compensation and Management Development Committee of the Company’s Board of Directors) from the Company through salary withholding and/or cash contributions. Aggregate shares issuable under the Plan total 300,000, of which 73,231 were available for issuance at December 31, 2012. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), nor is it intended to qualify for special tax treatment under Section 401(a) of the Internal Revenue Code.

Directors who have been a member of the Board of Directors for at least one full calendar month as well as employees who are regularly scheduled to work at least 20 hours per week and who have completed at least one full calendar month of employment are eligible to participate in the Plan. Eligible directors and employees (the “Participants”) may contribute to the Plan through payroll deductions and direct cash contributions. The maximum contribution that a Participant can make to purchase shares under the Plan for any calendar year is $100,000.

At the end of each purchase period, the amounts accumulated for each participating individual are automatically applied to the purchase of Post common stock. The purchase price of the common shares is equal to 85% (or such higher percentage as set by the Executive Compensation and Management Development Committee) of the lesser of the closing price per share of Post common stock on the first or last trading day of each six month purchase period. At December 31, 2012 and 2011, the number of participants in the Plan totaled 100 and 98, respectively.

All common stock of the Company purchased by Participants pursuant to the Plan may be voted by the Participants or as directed by the Participants.

The Plan is available, subject to the eligibility rules of the Plan, to all employees and directors of the Company on the same basis. Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon the termination of employment with the Company or upon the termination of the Plan, all payroll deductions not used to purchase common stock would be refunded to Participants.

NOTE 3 — FEDERAL INCOME TAXES

The Plan is not subject to Federal income taxes. The difference between the fair market value of the shares acquired under the Plan and the amount contributed by the Participants is treated as ordinary income to the Participants for Federal and state income tax purposes. Accordingly, the Company withholds all applicable taxes from the employees’ compensation. The fair market value of the shares is determined as of the stock purchase date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2013	The 2005 Non-Qualified Employee Stock Purchase Plan

	By:	Post Properties, Inc.,
Plan Administrator

/s/ Linda J. Ricklef
Linda J. Ricklef
Senior Vice President of Human Resources
Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Deloitte & Touche LLP